## Contact

www.linkedin.com/in/victor-avi-
charles-754394124 (LinkedIn)

## Languages

**Spanish** (Native or Bilingual)
**English** (Native or Bilingual)
**Terrible French** (Elementary)
**Hebrew** (Elementary)

# Victor Avi Charles

Co-Founder at Pago (YC S19)
New York, New York, United States

## Summary

Just an obsessively persistent and overly curious human being.

_____

## Experience

### Pago
COO/CFO
October 2018 - Present (5 years)
San Francisco Bay Area

Web3 Super-App for remittances in Latin America.

We're backed by world leading investors, including Y Combinator.

### The Life House Group
Operations Lead
February 2018 - September 2018 (8 months)
Greater New York City Area

Life House is one of the fastest growing startups in New York disrupting the
hotel and hospitality industry.

### Charles Enterprises
CEO
March 2017 - March 2018 (1 year 1 month)
Greater New York City Area

Charles Enterprises (CE) is a global investment vehicle with a focus on digital
finance - the emerging cryptocurrency and token-based capital markets.

Over a one year period, CE generated 2x returns for all its investors.

### Surbitcoin
COO and Co-Founder
October 2014 - February 2017 (2 years 5 months)
New york

First Bitcoin exchange platform in Latin America serving the Venezuelan
market. Founded in 2014

## Education

Y Combinator

S19 · (2019 - 2019)

St. Edward's University

Bachelor's Degree, Finance, General · (2009 - 2013)

Latitud

LF4